

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 18, 2024

James Cleary
Executive Vice President and Chief Financial Officer
Cencora, Inc.
1 West First Avenue
Conshohocken, PA 19428

> **Re: Cencora, Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2023**
> **File No. 001-16671**

Dear James Cleary:

　　We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　Division of Corporation Finance
　　　　　　　　　　　　　　Office of Trade & Services